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# The Native

Austin, TX

- The only **luxury hostel** of its kind in the Southwestern United States
- Investors "are pouring money into upscale youth hostels (http://www.wsj.com/articles/boutique-bohemian-high-end-hostels-come-to-america-1432670969?mg=id-wsj&mg=id-wsj)" according to the **Wall Street Journal**
- Highly successful management team with **decades** of design and hospitality experience
- Located in Austin, TX, ranked by Forbes as the **#1 fastest growing city** in the U.S.
- Enrolled in the NextSeed Payment Automation Service (https://eos.nextseed.co/about/faq/#what-is-the-payment-automation-service-inv)

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# Investment Details

## 2.00x
Investment Multiple ❶

## $100
Invested of $275,000 minimum

## $100
Minimum Investment

## Available
Bonus Rewards

74 days remaining

### Invest Now

# Company Description

The Native will be a boutique luxury hostel (http://www.wsj.com/articles/boutique-bohemian-high-end-hostels-come-to-america-1432670969?mg=id-wsj&mg=id-wsj) boasting handcrafted design, full-service hospitality and a communal atmosphere for the discerning adventurer. Located at the nexus of Austin's artsy eastside and the downtown entertainment district, this adaptive reuse project will convert a mid-century warehouse and surrounding land into 4,000 square feet of cafe, bar and lounge space, 5,000 square feet of hostel rooms and 14,000 square feet of paved surface lot for events and future amenities. The Native will be the first hostel of its kind in the Southwestern United

States, and will open new locations across the U.S. using an expansion strategy similar to that of Freehand (http://thefreehand.com/) and Generator (https://generatorhostels.com/en/).

The Native team has decades of experience in founding, designing and/or operating architecturally noteworthy experiences that draw crowds across Texas and beyond. These successful concepts include Kung Fu Saloon (http://www.kungfusaloonaustin.com/) (three locations throughout Texas), The Brew Exchange (http://brewexchangeaustin.com/), Winflo Osteria (http://winfloosteria.com/), Eberly (http://eberlyaustin.com/) and The Mohawk (http://mohawkaustin.com/) (totaling roughly $20 million in annual revenue). The Native will be designed and built by Icon Design+Build (https://icondesignbuild.com/), a regionally recognized high-end custom construction firm owned by two members of the Native team.



(http://www.kungfusaloonaustin.com)



(http://winfloosteria.com/)



(http://eberlyaustin.com/)



(http://mohawkaustin.com/)



(http://brewexchangeaustin.com/)



(https://icondesignbuild.com/)

# Offering Summary

**Issuer**

Native Hostel Austin, LLC ("The Native")

**Entity Type**

Limited liability company

**Principal Office**

807 E. 4th Street

Austin, TX, 78702

**Securities**

Revenue Sharing Notes

**Offering Amount**

Minimum of $275,000 and a maximum of $500,000

**Ownership % Represented by Securities**

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001674180&owner=include&count=40) to view the Issuer's SEC Form C filing.



## Use of Proceeds

The Native is seeking to raise between $275,000 and $500,000 on NextSeed. Proceeds will be utilized to finance the construction and build-out of The Native hostel.

LEVEL 1 FLOOR PLAN

un.box studio

THE NATIVE

A2.1

LEVEL 1 REFLECTED CEILING AND ELECTRICAL PLAN
scale: 3/16" = 1'-0"

DESIGNER

un.box studio

2400 E Cesar Chavez St. #302
Austin, TX 78701
512.277.0945

www.un-boxstudio.com

Jared Haas | info@un-boxstudio.com

OWNER

Antonio Madrid and Michael Dickson

E: antonio@icondesignbuild.com [Antonio]
icondesignbuild@gmail.com [Michael]
P: 512.468.0734 [Antonio]
512.825.5574 [Michael]

NOTE

IF THIS DOCUMENT IS NOT SIGNED, SEALED, AND DATED, IT MAY NOT BE USED FOR REGULATORY APPROVAL, PERMIT OR CONSTRUCTION

DRAWING INDEX

PERMIT SET

THE NATIVE
807 E 4TH ST
Austin, TX 78702

A4.1

LEVEL 1 REFLECTED CEILING AND ELECTRICAL PLAN



# Key Terms

Minimum Investment

$100

Revenue Sharing Percentage

5.0% of each month's gross revenue

Investment Multiple

2.0x

Investors will each receive in the aggregate 2.0x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

Startup Period

Period from the closing through November 30, 2016

Payments

During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

If the investors have not been paid in full within 48 months after the Startup Period, the Issuer is required to promptly pay the entire outstanding balance to the investors.

Security Interest

The Issuer will grant a second-lien security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

For more information on the terms of the offering, see the Disclosure Statement.

# Bonus Rewards

### Invest $100 or more

One Native t-shirt, one invitation to the opening party.

### Invest $500 or more

One bed for two nights, one Native t-shirt and two invitations to the opening party.

### Invest $1,000 or more

Private four-person suite for one night, four Native t-shirts and four invitations to the opening party.

## Invest $5,000 or more

Private four-person suite for two nights, $500 drink tab, four Native t-shirts and four invitations to the opening party.

## Invest $10,000 or more

Exclusive "Guided by Natives" Tour of Town, private four-person suite for two nights, $500 drink tab, four Native t-shirts and four invitations to the opening party.

## Invest $25,000 or more

"F*!@ Yeah" Level: Three-day weekend package in the 1,100 sq ft Hideaway Suite, prix fixe dinner for eight, exclusive "Guided by Natives" Tour of Town, $1,500 drink tab, eight Native t-shirts and eight invitations to the opening party.

* Bonus rewards must be used by December 31, 2017. Complimentary stays will be subject to the following blackout dates: each national holiday (as well as the day immediately preceding), Austin City Limits weekend, FunFunFun Fest weekend and all dates during SXSW.



## Business Model

The Native will offer 72 beds spread throughout 12 guest rooms, including 4 loft-style rooms that can be rented as suites or shared spaces. Its prime, central location makes The Native an ideal launchpad for younger travelers eager to explore Austin's myriad nightlife options and world-renowned festivals like SXSW, Austin City Limits and FunFunFun Fest.







The Native's cafe and bar will serve casual, hyper-American cuisine and unpretentious craft cocktails. The rotating menu will be simple and approachable, with an emphasis on authenticity. Guests will relax and converse in an intimate, low-lit space featuring a glass ceiling and a textural blend of stone, plush velvet and steel.

Regular large-scale performances will transform the 14,000 square foot parking area and backyard into a destination for patrons to experience big sounds and bigger productions under the bright lights of the Austin skyline.

The Native will also sell branded merchandise to its patrons and other visitors on hostel premises.    Read More



For more detailed analysis, see the <u>Disclosure Statement</u>.

## Location Analysis

The City of Austin presents one of the country's most appealing market opportunities for new hotel and accommodations ventures. Forbes ranked Austin as the #1 fastest growing city in the nation for the 4th straight year, and the #1 "City to Watch." The average occupancy rate for hotels in downtown Austin is over 77%, while the average daily rate for a room in like hotels is approximately $215. The national average occupancy rate and average daily room rate are 65% and $121, respectively.

The Native's site at 807 East 4th Street, nestled between Austin's vibrant Downtown and bohemian Eastside, presents an ideal location for guests with convenient access to everything that Austin has to offer, and hundreds of exciting entertainment opportunities

all within walking distance.

There are more than 150 dining options, 50 drinking establishments and almost 40 music venues that guests can walk to from The Native in less than 15 minutes. The Native site is approximately 1 mile from the edge of The University of Texas at Austin campus. In addition, two highly anticipated infrastructure and real estate development projects (4th Street Gateway Project and the Plaza Saltillo development) are planned for the near future in the vicinity of The Native, further enhancing the profile and desirability of the location. Read More



Music and Show Venues
Restaurants
Bars
Mexic-Arte Museum
Palm Park
Saltillo
200 m
500 ft
Leaflet
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For more detailed analysis, see the Disclosure Statement.

## Leadership



## Michael Dickson, *President*

Over the course of 17 years in the construction industry, Michael Ryan Dickson has cultivated a passion for and deep understanding of fine architecture, design, and project management. He is currently a Managing Partner of Icon Design+Build, a high-end custom builder specializing in homes, bars and restaurants. He is also the owner of a number of highly successful food and beverage venues. Mr. Dickson studied Geography at the University of Texas, Austin. Mr. Dickson is responsible for the day-to-day management decisions of The Native.



## Antonio Madrid, *Secretary*

Antonio T. Madrid specializes in the fast-track development and construction of custom, high-end hospitality venues, residences and art installations. Since 2010, he has overseen nearly a dozen successful commercial build-outs across the United States as well as art installations for the Metropolitan Museum of Art, Governors Island, and Soho House. He is currently a Managing Partner of Icon Design+Build and Board Chair of the HOPE (Helping Other People Everywhere) Campaign. Mr. Madrid studied Philosophy and Finance at the University of Texas, Austin. Mr. Madrid is responsible for the day-to-day activities of The Native.



## Will Steakley, *Treasurer*

Will Steakley is the co-founder of several successful Austin brands, including The Mohawk (voted the Austin Chronicle's Best Live Music Venue in 2015), DEN Property Group, Viceroy Realty Advisors, and Austin Surf Company. As a native Austin creator, connector and tastemaker, Mr. Steakley is passionate about preserving the soul, authenticity and brand of Austin, Texas. With over $300 million in closed transactions, Mr. Steakley also happens to be one of Austin's top real estate professionals and the only agent under 40 to receive the Austin Business Journal's coveted Top 25 award over 9 consecutive years. Mr. Steakley studied Economics at the University of Texas, Austin. Mr. Steakley is in charge of overseeing the finances of The Native.

# History

★ **January 2016**

The three partners formulate The Native concept and find the location for Austin's first luxury hostel

★ **March 2016**

The Native team officially forms Native Hostel Austin, LLC

★ **June 2016**

Required permits expected to be approved by the City of Austin Construction and build-out expected to begin

★ **December 2016**

Fax: 866-266-0803

Expected soft opening of The Native

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